                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                   For the Month of    February 2001
                                   ---------------------

                           PETROLEUM GEO-SERVICES ASA
            ---------------------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                 -----------------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                              Form 20-F  X   Form 40-F
                                        ---           ---

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                    ---      ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

                    [PETROLEUM GEO-SERVICES ASA LETTERHEAD]

[PETROLEUM GEO-SERVICES ASA LOGO]                                       EARNINGS
--------------------------------------------------------------------------------
                                                                         RELEASE


FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                    February 21, 2001
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
ERIK HOKHOLT, Director Financial Planning & European IR
PHONE:  +47 67 52 66 00

                         PETROLEUM GEO-SERVICES RELEASES
                              YEAR END 2000 RESULTS

FINANCIAL HIGHLIGHTS
     - Annual revenue increases 15% over prior year; fourth quarter revenue decreases 5%
     - Year-to-date operating profit margin (before unusual items) remains consistent with the comparable 1999 margin at 16%; fourth quarter operating profit margin (before unusual items) declines to 11% in 2000 from 13% in 1999
     - Year-to-date and fourth quarter diluted earnings per share (before unusual items) are $0.38 and $0.01, respectively
     - PGS records pre-tax charges totaling $365.8 million related to asset impairments, including the data library, and accrued loss contracts
     - PGS sells its Spinnaker Exploration Company shares--in accordance with its previously announced divestiture plan--recognizing net proceeds of $150.5 million and a pre-tax gain of $54.7 million
     -    PGS recognizes a UK lease gain of $26 million related to the Foinaven
          FPSO
     - PGS enters into a definitive agreement with Halliburton to sell its global Petrobank data management business and related software for $179.0 million in cash. This transaction, which is expected to close before the end of February, will result in a gain of approximately $145 million, subject to any working capital adjustments


OPERATING HIGHLIGHTS
     - Brunei multi-client survey is considered successful in light of strong prefunding levels
     - Nigerian licensing round is announced with good coverage by our multi-client surveys--a portion of the expected uplifts has been recorded in 2000
     - PGS secures a dominant high-technology data library in the Campos and Santos basins in Brazil
     - Petrojarl I completes an early well test contract on Ranger's Kyle field and is awarded a multi-year contract in the Norwegian sector of the North Sea; expected to commence production in July 2001
     - Corrective alterations undertaken on the Ramform Banff--returned to the Banff field in February 2001, with production expected to resume in March 2001

          HOUSTON, TEXAS; OSLO, NORWAY; FEBRUARY 21, 2001: -- Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today fourth quarter revenue of $210.2 million for 2000, 5% lower than fourth quarter 1999 revenue. Annual revenue of $906.2 million was 15% higher than 1999 revenue. PGS' revenue mix of geophysical services and production services for the fourth quarter was

52% and 48%, respectively, with an annual mix of 50% for each segment.

          Fourth quarter operating profit (before unusual items) was $22.5 million, 23% lower than 1999's fourth quarter operating profit. Fourth quarter operating profit margin (before unusual items) was also lower, with 11% for 2000 and 13% for 1999. Annual operating profit (before unusual items) was $142.0 million, 10% higher than 1999's comparable operating profit. PGS' annual operating profit margin (before unusual items) remained at 16% in 2000 and 1999.

         Charges included in unusual items, net in the fourth quarter consisted of: $166.5 million in multi-client library impairment charges, $148.8 million of property, equipment and other asset impairment charges, and $50.5 million in loss contract accruals. These charges were partially offset by the recognition of a $54.7 million gain on the sale of PGS' shares in Spinnaker Exploration Company, the recognition of a $26.0 million gain on the resolution of contingencies related to a UK lease, and net tax benefits of $58.5 million related to the above items as well as certain other unusual tax charges.

         Fourth quarter net income (before unusual items) was basically breakeven at $0.7 million, versus comparable net income of $6.2 million for the 1999 fourth quarter. Fourth quarter diluted earnings per share (before unusual items) were $0.01, versus a comparable $0.06 for the 1999 fourth quarter. Annual net income and diluted earnings per share (before unusual items) for 2000 were $38.9 million and $0.38; the comparable 1999 amounts were $39.1 million and $0.41.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "Two weeks ago, we announced the resignation of Bjarte Bruheim as President and Chief Operating Officer. At that time, we reiterated our strategic commitment to exploiting Ramform dominance in the marine seismic market, maximizing cash generation from our multi-client library, and optimizing our FPSO operations. Going forward, we remain committed to and expect to expand our market-share in the emerging reservoir characterization and monitoring business. Now with renewed focus, we will work to balance these commitments to improve our financial and operational performance. Bjarte was a founder of PGS and instrumental in the development of our business and technical strategies. His vision and experience will be missed; however, I can assure you that the existing management team will continue our culture of entrepreneurship and pioneering technology."

         Michaelsen went on to say, "We were pleased with the sale of our investment in Spinnaker Exploration Company and the execution of a definitive agreement to sell our Petrobank data management and software operations, both occurring in the fourth quarter. We had targeted both of these transactions in our 2000-2001 business plan in order to generate cash for our debt reduction program. With the receipt of $150.5 million in net cash proceeds from the Spinnaker sale, we have proven the success of the business model that PGS and Spinnaker undertook together in 1996. Further, we firmly believe that the Spinnaker business model can be replicated going forward to create additional value for PGS shareholders. The Petrobank transaction is expected to close before the end of February and, at that point, we will realize approximately $179.0 million in gross proceeds. This transaction will generate a substantial gain for our shareholders."

REVIEW OF GEOPHYSICAL SERVICES OPERATIONS

         For the fourth quarter, PGS' geophysical services revenue totaled $108.3 million, down 11% and 8% from the third quarter of 2000 and the fourth quarter of 1999, respectively. The decrease between third and fourth quarter revenue was due to contract seismic activity (multi-client seismic revenue remained relatively constant between the 2000 quarters). The fourth quarter decrease between 2000 and 1999 was attributable to multi-client seismic revenue. Multi-client seismic revenue for the fourth quarter was $61.3 million and carried an average amortization rate of 59%. Total fourth quarter operating profit (before unusual items) from geophysical services was $1.5 million.

         Annual geophysical services revenue totaled $455.4 million and was 8% higher than 1999 geophysical services revenue. This year-to-year increase was attributable to the higher level of contract seismic activity experienced during the 2000 "summer shooting season." Multi-client seismic revenue levels were relatively constant between 2000 and 1999, at $241.0 million and $242.2 million, respectively, and the average amortization rate was 57% for both periods. Annual operating profit (before unusual items) from geophysical services was $38.9 million, representing a 9% operating profit margin.

         PGS continues to expect that higher oil and gas prices will prompt greater oil and gas company spending on the application of enhanced production techniques - such as PGS' PetroTrac(TM) suite of advanced seismic tools - to existing reservoirs. Additionally, these higher prices, as well as declining oil company reserves, should lead to increased exploration offshore Brazil, West Africa, in the Asia Pacific region, the North Sea, and in the deepwater Gulf of Mexico - areas where PGS has focused its multi-client activity. The future award of exploration and development licenses by host countries in West Africa and the Asia Pacific region should result in incremental revenue to PGS from uplift fees due under previously executed multi-client sales contracts. PGS also expects that a rapidly growing contract market for its high-density Ramform reservoir characterization services will result in a significant increase in marine contract activity, particularly in the North Sea. Furthermore, seismic activity should increase due to a decline in the portfolio of oil and gas company drilling prospects identified prior to the downturn in seismic activity in 1999.

REVIEW OF PRODUCTION SERVICES OPERATIONS

         During the fourth quarter, the Petrojarl I completed early well test production on the Kyle field and demobilized for an upgrade of its process capability. This upgrade was required by the Glitne contract and we expect a significant portion of the cost to be recouped via this contract. The Petrojarl I remains scheduled to begin production of the Glitne field in mid-2001 and is expected to remain in production on the field for twenty-six to thirty months, with the first eighteen months non-cancelable. Also during the fourth quarter, the Ramform Banff demobilized to Germany, where the planned upgrade to reduce vessel roll motion and improve uptime performance was undertaken. The Ramform Banff returned to the Banff field in February and riser installation is currently underway. PGS expects the Ramform Banff to commence production in March.

         For the fourth quarter, production services revenue totaled $101.9 million, down 18% from the third quarter of 2000 and basically level with fourth quarter 1999 revenue of $102.5 million. The decrease between third and fourth quarter revenue was primarily attributable to the suspension of production operations by both the Petrojarl I and the Ramform Banff early in the fourth quarter, as both FPSOs demobilized for upgrade projects. The impact of these suspended operations on the comparable fourth quarter periods was partially offset by greater production from the Petrojarl Foinaven and increased platform services activity in 2000. Fourth quarter operating profit (before unusual items) from production services was $20.9 million, representing a 21% operating profit margin.

         Annual production services revenue totaled $450.9 million and was 22% higher than 1999 production services revenue. The increase primarily reflected seven additional production months in 2000 from the Petrojarl Varg (acquired in July 1999), somewhat offset by the suspended fourth quarter operations on the Petrojarl I and the Ramform Banff. Annual operating profit (before unusual items) was $103.1 million, representing a 23% operating profit margin.


                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' fourth quarter earnings conference call is scheduled for February 21, 2001 at 9:30 a.m. EST. Interested parties may listen to the call via Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:00 a.m. EST on the day of the call through Wednesday, February 28, 2001 at 1-800-627-9591 or 1-402-220-0237 for international callers (Passcode: PGS Conference Call).

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically-focused oilfield service company principally involved in two businesses: geophysical seismic services and production services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' PetroTrac(TM) suite of advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its production services business, PGS owns four floating production, storage and offloading systems and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

           TO ACCESS MORE INFORMATION, VISIT OUR WEB SITE: WWW.PGS.COM

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations (1)

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Quarter ended                   Year ended
                                                                            December 31,                   December 31,
                                                                ------------------------------  -------------------------------
(In thousands of dollars, except for share data)                        2000           1999              2000           1999
---------------------------------------------------------------------------------------------------------------------------------
 Revenue                                                             $ 210,234      $ 220,690         $ 906,233      $ 788,160
---------------------------------------------------------------------------------------------------------------------------------

 Cost of sales                                                         103,384        102,245           423,122        333,060
 Depreciation and amortization                                          63,043         68,283           258,484        238,576
 Research and technology costs                                           2,729          2,247             6,677         15,859
 Selling, general and administrative costs                              18,625         18,921            75,938         71,738
 Unusual items, net (2), (3)                                           226,512              -           226,512         89,855
---------------------------------------------------------------------------------------------------------------------------------
      Total operating expenses                                         414,293        191,696           990,733        749,088
---------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)                                              (204,059)        28,994           (84,500)        39,072
 Financial expense, net (4)                                            (22,843)       (28,906)         (122,933)       (95,969)
 Other income, net (5)                                                     930          1,962             9,004         18,715
---------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes and cumulative
      effect of accounting change                                     (225,972)         2,050          (198,429)       (38,182)
 Provision (benefit) for income taxes (6)                                 (151)        (4,152)          (10,855)       (41,890)
---------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect
      of accounting change                                            (225,821)         6,202          (187,574)         3,708
 Cumulative effect of accounting change, net (7)                             -              -                 -        (19,977)
---------------------------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS)                                              $(225,821)     $   6,202         $(187,574)     $ (16,269)
=================================================================================================================================

 Basic earnings (loss) per share before cumulative effect
      of accounting change                                           $   (2.21)     $    0.06         $   (1.84)     $    0.04
 Cumulative effect of accounting change, net (7)                             -              -                 -          (0.21)
---------------------------------------------------------------------------------------------------------------------------------
 Basic earnings (loss) per share                                     $   (2.21)     $    0.06         $   (1.84)     $   (0.17)
---------------------------------------------------------------------------------------------------------------------------------

 Diluted earnings (loss) per share before cumulative effect
      of accounting change                                           $   (2.21)     $    0.06         $   (1.84)     $    0.04
 Cumulative effect of accounting change, net (7)                             -              -                 -          (0.21)
---------------------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS (LOSS) PER SHARE                                   $   (2.21)     $    0.06         $   (1.84)     $   (0.17)
=================================================================================================================================

 Basic shares outstanding                                          102,347,987    101,596,483       102,020,830     94,767,967
---------------------------------------------------------------------------------------------------------------------------------
 Diluted shares outstanding                                        102,347,987    102,451,811       102,020,830     95,840,199
---------------------------------------------------------------------------------------------------------------------------------


NOTES:
(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(2) Unusual items, net for the fourth quarter and year ended December 31, 2000 includes the following impairment charges: $166.5 related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts. Unusual items, net also includes a $26.0 million gain associated with the resolution of a UK lease contingency and a $54.7 million gain associated with the sale of PGS' shares in Spinnaker Exploration Company. The tax effects of these unusual items and certain unusual tax costs aggregate to a $58.5 million benefit that is also included in unusual items, net.

     Unusual items, net for the year ended December 31, 1999 includes $74.0 million in restructuring costs and $15.9 million in asset impairment charges.

(3) Excludes the anticipated gain of approximately $145.0 million on the sale of the Petrobank data management and software operations for approximately $179.0 million. The sale is expected to close in February 2001.

(4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Financial expense, net for the fourth quarter and year ended December 31, 2000 and the year ended December 31, 1999 includes $3.7 million, $14.8 million and $7.7 million, respectively, in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at the rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2000, the trust held $148.2 million principal amount of such debentures.

(5)  Other income, net for 1999 includes $19.1 million in UK lease gains.

(6) Provision (benefit) for income taxes for the year ended December 31, 1999 includes $15.3 million in gains related to the resolution of certain tax issues.

(7) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets (1)

-------------------------------------------------------------------------------------------------------------
                                                                            December 31,     December 31,
(In thousands of dollars, except for share data)                                   2000              1999
-------------------------------------------------------------------------------------------------------------
 ASSETS
 Cash and cash equivalents                                                  $   145,215       $    63,044
 Accounts receivable, net                                                       245,200           240,634
 Other current assets                                                            88,360            94,926
-------------------------------------------------------------------------------------------------------------
      Total current assets                                                      478,775           398,604
 Multi-client library, net                                                      847,102           816,423
 Property and equipment, net                                                  2,378,500         2,429,848
 Goodwill and other long-term assets, net                                       578,134           531,776
-------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                          $ 4,282,511       $ 4,176,651
=============================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                             $    23,892       $    22,409
 Accounts payable and accrued expenses                                          299,102           232,277
 Income taxes payable                                                            77,464             9,805
-------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                 400,458           264,491
 Long-term debt                                                               2,159,421         1,986,143
 Long-term capital lease obligations                                             12,560            12,387
 Other long-term liabilities                                                     78,471           104,737
 Deferred income taxes                                                           96,260            79,852
-------------------------------------------------------------------------------------------------------------
      Total liabilities                                                       2,747,170         2,447,610
-------------------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                          140,050           139,164
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding 102,347,987 and
          101,609,587 shares at December 31, 2000
          and December 31, 1999, respectively                                    70,542            70,126
      Additional paid-in capital                                              1,215,884         1,208,873
      Retained earnings                                                         139,811           327,385
      Accumulated other comprehensive loss                                      (30,946)          (16,507)
-------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              1,395,291         1,589,877
-------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $ 4,282,511       $ 4,176,651
=============================================================================================================

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)

----------------------------------------------------------------------------------------------------------------------------------
                                                                             Quarter ended                    Year ended
                                                                              December 31,                   December 31,
                                                                    ----------------------------   -----------------------------
(In thousands of dollars)                                                    2000          1999             2000           1999
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                $ (225,821)     $  6,202       $ (187,574)     $ (16,269)
      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Depreciation and amortization charged to expense                 63,043        68,283          258,484        238,576
          Non-cash unusual items                                          197,331             -          197,331         83,805
          Benefit for deferred income taxes                                (4,739)       (7,644)         (15,443)       (53,471)
          Working capital changes and other items                          76,625       (46,089)         (77,275)       (51,963)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                           106,439        20,752          175,523        200,678
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                  (76,041)      (70,339)        (270,241)      (338,718)
      Capital expenditures                                                (73,831)      (37,801)        (126,883)      (667,869)
      Sale of investment in affiliated company                            150,508             -          150,508              -
      Other items, including net proceeds from UK leases                   (1,845)       (1,949)         (12,086)         5,496
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                (1,209)     (110,089)        (258,702)    (1,001,091)
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                              -           300          223,845        195,712
      Net proceeds from issuance of guaranteed preferred beneficial
        interest in PGS junior subordinated debt securities                     -             -                -        138,914
      Net proceeds from issuance of common stock                                -          (507)           7,425        220,024
      Repayment of long-term debt                                          (5,015)      (12,722)         (15,447)       (29,924)
      Net increase (decrease) in revolving and short-term debt            (14,339)      109,906          (34,409)       283,334
      Principal payments under capital lease obligations                   (1,758)       (2,139)          (7,775)       (13,437)
      Lease financing of owned equipment                                        -         6,700                -         15,512
      Other items                                                               -             -           (8,068)             -
----------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                 (21,112)      101,538          165,571        810,135
----------------------------------------------------------------------------------------------------------------------------------
      Effect of exchange rate changes in cash and cash equivalents            (14)          111             (221)            49
      Net increase in cash and cash equivalents                            84,104        12,312           82,171          9,771
      Cash and cash equivalents at beginning of period                     61,111        50,732           63,044         53,273
----------------------------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $ 145,215      $ 63,044       $  145,215      $  63,044
----------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  PETROLEUM GEO-SERVICES ASA
                                  --------------------------
                                         (Registrant)


                                  By: /s/   William E. Harlan
                                      -------------------------------------
                                            William E. Harlan
                                   Vice President, Chief Accounting Officer
                                                and Controller


Date:    March 1, 2001